Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: August 8, 2022

Business Overview Turning imagined worlds into reality August 2022 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved. Scan to visit Falcon's Beyond Investor Relations Webpage falconsbeyond. com

This Presentation and any oral statements made in connection with this Presentation are for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Potential Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933 , as amended, or an exemption therefrom . This Presentation does not constitute either advice or a recommendation regarding any securities . No representations or warranties, express or implied are given in, or in respect of, this Presentation . Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes . Neither FAST II nor Falcon’s has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness . This data is subject to change . Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with FAST II, Falcon’s or their respective representatives as investment, legal or tax advice . In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Falcon’s or the Potential Business Combination . Recipients of this Presentation should each make their own evaluation of Falcon’s and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward - looking . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity . These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Falcon’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of Falcon’s . Some important factors that could cause actual results to differ materially from those in any forward - looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions . These forward - looking statements are subject to a number of risks and uncertainties ; the inability of the parties to successfully or timely consummate the Potential Business Combi - nation, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained ; failure to realize the anticipated benefits of the Potential Business Combination ; risks relating to the uncertainty of the projected financial information with respect Falcon’s ; the factors set forth on the slide titled "Summary of Risk Factors" located in the appendix of this Presentation ; and those factors identified herein and discussed in documents of FAST II filed, or to be filed, with the Securities and Exchange Commission (the "SEC") . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that neither FAST II nor Falcon’s presently know or that FAST II and Falcon’s currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect FAST II’s and Falcon’s expectations, plans or forecasts of future events and views as of the date of this Presentation . FAST II and Falcon’s anticipate that subsequent events and developments will cause FAST II’s and Falcon’s assessments to change . How - ever, while FAST II and Falcon’s may elect to update these forward - looking statements at some point in the future, FAST II and Falcon’s specifically disclaim any obligation to do so . These forward - looking statements should not be relied upon as representing FAST II’s and Falcon’s assessments as of any date subsequent to the date of this Presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . Use of Data The data contained herein is derived from various internal and external sources . No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein . Any data on past performance or modeling contained herein is not an indication as to future performance . FAST II and Falcon’s assume no obligation to update the information in this presentation . Fur - ther, the financials contained herein were prepared by Falcon’s in accordance with private company AICPA standards . Falcon’s is currently in the process of uplifting its financials to comply with public company and SEC requirements . Trademarks FAST II and Falcon’s own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respec - tive businesses . This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with FAST II or Falcon’s, or an endorsement or sponsorship by or of FAST II or Falcon’s . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that FAST II or Falcon’s will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights . Use of Projections The projections, estimates and targets in this Presentation are forward - looking statements that are based on assumptions that are inherently subject to sig - nificant uncertainties and contingencies, many of which are beyond FAST II’s and Falcon’s control . While all projections, estimates and targets are necessarily speculative, FAST II and Falcon’s believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation . The assumptions and estimates underlying the projected, expected or target re - sults are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets . The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that FAST II and Falcon’s, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events . Financial Information ; Non - GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by FAST II or Falcon’s with the SEC . Some of the financial information and data contained in this Presentation, such as EBITDA, and EBITDA Margin has not been prepared in accor - dance with United States generally accepted accounting principles (“GAAP”) . These non - GAAP measures, and other measures that are calculated using such non - GAAP measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP . EBITDA is calculated by subtracting cash operating expenses from revenue . EBITDA margin is equal to the quotient of EBITDA divided by revenue . FAST II and Falcon’s believe these non - GAAP measures of financial results, including on a forward - looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Falcon’s financial condition and results of operations . Falcon’s management uses these non - GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes . FAST II and Falcon’s believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating re - sults and trends in and in comparing Falcon’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . Management of FAST II does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . However, there are a number of limitations related to the use of these non - GAAP measures and their nearest GAAP equivalents . For example other companies may calculate non - GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Falcon’s non - GAAP measures may not be directly comparable to similarly titled measures of other companies . See the footnotes on the slides where these measures are discussed and the Appendix for definitions of these non - GAAP financial measures and reconciliations of these non - GAAP financial measures to the most directly comparable GAAP measures . Participants in Solicitation FAST II and Falcon’s and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FAST II’s shareholders in connection with the Potential Business Combination . Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Business Combination of FAST II’s directors and officers in FAST II’s filings with the SEC, including FAST II’s registra - tion statement on Form S - 1 , which was originally filed with the SEC on March 11 , 2021 . To the extent that holdings of FAST II’s securities have changed from the amounts reported in FAST II’s registration statement on Form S - 1 , such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon's, as well as information regarding their interests in the Potential Business Combination, will be included in the proxy statement/prospectus on Form S - 4 to be filed with the SEC for the Potential Business Combination . Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FAST II’s shareholders in connection with the Potential Business Combination will be set forth in the proxy statement/prospectus on Form S - 4 for the Potential Business Combination, which is expected to be filed by FAST II and Falcon's with the SEC . Additional Information and Where to Find It In connection with the proposed transaction, Falcon’s Beyond Global, Inc . ("PubCo") intends to file with the SEC a registration statement on Form S - 4 (the “Reg - istration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be dis - tributed to holders of shares of FAST II’s common stock in connection with FAST II’s solicitation of proxies for the vote by FAST II’s stockholders with respect to the business combination and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of securities of PubCo to be issued in the business combination . FAST II’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES TO THE MERGER AGREEMENT AND THE BUSINESS COMBINATION . After the Registration Statement is declared effective, the definitive proxy statement will be mailed to FAST II’s stock - holders as of the record date to be established for voting on the business combination and other matters as may be described in the Registration Statement . FAST II’s stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Falcon’s Be - yond and FAST II, without charge, at the SEC’s website (http : //www . sec . gov) . Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to FAST Acquisition Corp . II, 1350 Avenue of the Americas, 2 nd Floor, New York, NY 10019 , 203 - 403 - 3763 . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHOR - ITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE DISCLAIMER This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own eval - uation with respect to a potential business combination between Falcon’s Beyond Global LLC (together with its subsidiaries, “Falcon’s”) and FAST Acquisition Corp . II (“FAST II”) and related transactions (the “Potential Business Combination”) and for no other purpose . By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below . Without the express prior written consent of FAST II and Falcon’s, this Presenta - tion and any information contained within it may not be used for any purpose other than your evaluation of Falcon’s or the Potential Business Combination . This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof . PG. 2 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Business Overview Falcon's Beyond operates three segments that feed into each other to accelerate the business Theme Park, Hotel, and Retail Ownership & Operations Theme Park Master Planning & Design Monetization of Owned, Story - Based Properties PG. 3 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Business Overview Details

Falcon's Beyond blends a **high free cash flow** service business model with a CapEx-heavy **entertainment hotel, theme park, and retail** portfolio

Primary use of funds from transaction involves the co-funding of the development of physical locations with Meliá Hotels International

Falcon's Creative Group

- **Service Contracts:** Master plans, attraction design, digital content, and technology development for theme parks
- **High Level Business Model:** Minimal CapEx, ~30% profit margin profile, resulting in high levels of free cash flow used to reduce financing requirements for physical location rollout
- **Current Project Pipeline:** Significant contracts and visibility on projects from owned (including the Meliá JV) & 3rd party clients
  - » $755M of potential revenue visibility based on current pipeline, resulting in high levels of FCF

Projected EBITDA Contribution:

2024: ~50%
Long-Term: ~33%

Falcon's Beyond Destinations

- **Physical Locations:** Develops and owns hotels, theme parks, and Retail, Dining, and Entertainment (RD&E) Zones, primarily through a JV partnership with Meliá Hotels International
- **Property Components:** Most planned properties contain three elements:
  1. **Falcon's Resorts by Meliá**. Hotel with integrated entertainment theming elements
  2. **Katmandu Park**. Big Experience, Small Footprint Theme Park
  3. **Falcon's Central**. Retail, Dining and Entertainment Zone
- **Primary Use of Investment Proceeds:** Significant CapEx, 30%+ pre-tax return on equity yields, developments de-risked due to the partnership with Meliá
  - » $290M+ of Falcon's equity required by mid-2025, resulting in 4 properties with 2,000+ keys

Projected EBITDA Contribution:

2024: ~50%
Long-Term: ~33%

Falcon's Beyond Brands

- **Royalty and License Fees:** Licenses owned and 3rd party story-based brands with Falcon's physical locations
- **Substantial Upside Potential:** Immaterial underwritten financial contribution within projection period, but potential for massive value creation with expanding portfolio of partnerships
- **Profitable Business Model:** Minimal CapEx, high margin segment which is ripe for rapid growth due to Falcon's ability to incubate and accelerate brands within their footprint

Projected EBITDA Contribution:

2024: –[1]
Long-Term: ~33%

(1) Falcon's Beyond Brands is expected to contribute nominal EBITDA in 2024 but was not underwritten in transaction given its early-stage nature.

© 2022 Falcon's Beyond Global, LLC. All Rights Reserved.

PG. 4

Atlantis Sanya in Hainan Island, China, where Falcon’s Creative provided thematic & interior master plan design MOTIONGATE Dubai, where Falcon’s Creative master planned The Hunger Games zone Courtesy of Lions Gate Entertainment Inc. • 22 years of operational history performing services for 3rd party entertainment developers and operators, including: » Master plans » Custom rides and attractions » Custom digital content » Proprietary attraction systems and technology • In - house research and development team exploring new technologies • Decades of experience helping renowned IPs enter the themed entertainment space Simple revenue model: • Creative segment provides significant free cash flow to fund buildout of Destinations segment • Fee - for - service revenue for each portion of the design process (30 - 35% gross margin) • Hardware sales of the products designed (17 - 18% gross margin) • Narrowing focus to select group of key 3rd party clients and Falcon's owned properties PG. 5 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Current Project Pipeline Master Planning Attraction Design Media Production Ride Systems Executive Production Currently contracted projects naturally lead to continuing future scope and revenue • Currently, Falcon's has contracted 5 theme parks in full concept master plan and 3 theme parks in pre - concept master plan stages for 3rd party clients • For each master planning project, Falcon’s involvement is supported through subsequent phases of development by benefits such as: » Holistic approach that protects the creative vision throughout the project » Creative and development in - house resources to promote creative continuity » Access to Falcon’s proprietary attraction technologies PG. 6 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

• 5 theme parks currently in full concept master plan stage includes potential development of: » Subsequent master planning design phases for 5 theme parks » Attraction design for 100+ attractions » Media production for 19+ attractions » Ride hardware procurement for 19+ attractions • Additional work for Meliá - JV - owned properties to include hardware procurement and sales, master planning, attraction design, and media content production » Resulting in $100M additional revenue visibility over the next few years Potential Scope (Based on projects currently engaged) Average Fees Per Theme Park Aggregate For Five Parks Master Planning Services $4M $20M Project Management Services $23M $115M Attraction Design Services $18M $90M Falcon's Product Hardware Sales $73M $365M Falcon's Product Media Production Services $13M $65M Sub - Total $131M $655M Falcon's Beyond Destinations – $100M Anticipated Revenue Visibility $131M $755M Based on historical data, Falcon's anticipates an average gross margin of 30% – 35% for service related scopes of work and 17% – 18% gross margin on hardware sales Revenue Visibility Based on Current Pipeline Falcon's is able to support current and future clients from concept to grand - opening PG. 7 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Conceptual rendering of Qiddiya Master Plan Conceptual illustration of Qiddiya Water Theme Park Conceptual illustration of Qiddiya Water Theme Park Image courtesy of Qiddiya Investment Company (QIC) Image courtesy of Qiddiya Investment Company (QIC) • Falcon’s Beyond began work in 2018 with the Qiddiya Investment Company, who is driving the development of the 367 square kilometer Qiddiya entertainment district • Collaboration includes Falcon's role as the lead master planner of the 62 acre Qiddiya Water Park » Saudi Arabia's first and the region's largest water theme park » Spans across 252,000 square meters » Includes 22 wet and dry attractions » Continued engagement protecting the creative vision during construction Client Spotlight: Qiddiya Investment Company Image courtesy of Qiddiya Investment Company (QIC) To date, Qiddiya has engaged Falcon's to lead the design of 26 assets within its entertainment district PG. 8 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Falcon's BEYOND DESTINATIONS

Falcon's Beyond Destinations is the physical location business segment prioritizing growth through JV with Meliá

- Most anticipated properties will consist of the existing hotel (50% ownership), Katmandu theme park (50% ownership), and Falcon's Central (100% ownership)
- In most planned locations, Meliá will contribute existing properties and lead general construction efforts, allowing Falcon's to focus on their specialized ride, attraction, and theming development expertise
- Falcon's Beyond and Meliá will each contribute 50% of the capital and assets needed to acquire and build-out JV-owned properties
- Falcon's Beyond to fund and own 100% of Falcon's Central – the Retail, Dining, and Entertainment Zone

Status of Portfolio

Location	Hotel	Katmandu Park	Falcon's Central	Total Capital Investment	Required Equity from Falcon's[2]
Mallorca	In JV; Open	In JV; Open	–	–	–
Punta Cana	Open[1]	Early 2023 FULLY FUNDED	Early 2024	$350M	$119M
Tenerife	In JV; Open; Renov. in 2023	Early/Mid 2024	Mid 2024	$167M	$68M
Playa del Carmen	Mid 2025	Early/Mid 2024	Early/Mid 2024	$285M	$105M

Falcon's Destinations Footprint by 2024


Mallorca
Tenerife
Playa del Carmen
Punta Cana

EURO-USD FX rate of 1.10 applied.
(1) Planned to be contributed to JV upon opening of the Katmandu Park, Punta Cana.
(2) Contemplates secured leverage of 40% - 45% loan-to-cost at the property level.

© 2022 Falcon's Beyond Global, LLC. All Rights Reserved.
PG. 9

Significant Pro Forma Hard Assets ($ in Millions)

Falcon's has direct ownership of hard assets with significant value from the resort and theme park locations within the Meliá JV (50% owned) and the Falcon's Central locations (100% owned)

Meliá Joint Venture Asset Valuations

Punta Cana, Tenerife, and Playa del Carmen

Run-rate Meliá JV EBITDA	$147
Run-rate Maintenance CapEx	(11)
Run-rate Economic NOI	**$136**

Illustrative Cap Rate Range	7%	10%
Implied Valuation	$1,943	$1,360
Mallorca Appraised Value[1]	$50	$50
Less: Debt	(269)	(269)
Implied Equity Valuation	**$1,724**	**$1,141**
Falcon's 50% Share	**$862 ⟷**	**$570**

- Asset valuation range includes the hotel and theme park assets opening at each of the next three anticipated locations

Falcon's Central Asset Valuations

Punta Cana, Tenerife, and Playa del Carmen

Run-rate Falcon's Central EBITDA	$53
Run-rate Maintenance CapEx	(5)
Run-rate Economic NOI	**$48**

Illustrative Cap Rate Range	7%	10%
Implied Valuation	$686	$480
Less: Debt	(96)	(96)
Implied Equity Valuation	**$590**	**$384**
Falcon's 100% Share	**$590 ⟷**	**$384**

- Asset valuation range includes the three Falcon's Central locations opening at each of the next three anticipated locations

Illustrative Falcon's Hard Asset Value $954 ⟷ $1,451

EURO-USD FX rate of 1.10 applied.
Source: Management provided materials.
Note: Run-rate refers to the year that the locations are fully ramped.
Note: Economic NOI from Falcon's Operating Model and includes EBITDA, property taxes, and maintenance CapEx.
(1) JLL appraised the Mallorca hotel and theme park assets in 2018.

© 2022 Falcon's Beyond Global, LLC. All Rights Reserved.
PG. 10

Existing Paradisus Grand Cana Hotel, to be converted into a Falcon’s Resort by Meliá Conceptual rendering of Katmandu Park Punta Cana entrance Punta Cana First Major Destination to Open by Early 2023 » Falcon’s Destinations resort in Punta Cana is currently under construction, fully funded, and set to open by early 2023 » 640 Falcon’s Destinations branded hotel rooms » Katmandu Theme Park » Falcon’s Central (early 2024) • Existing Meliá Paradisus Grand Cana Hotels to become branded Falcon's Resort by Meliá • Katmandu Theme Park: ~$70M buildout is fully funded, ~$50M spent to date • Punta Cana is a highly desirable market featuring 3.5M (1) annual tourists with high per capita spending and growth stronger than the global average (1) Clarke and Blum Research Associates Punta Cana Market Study which is based on 2019 government statistics. PG. 11 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Punta Cana Site Plan JV Hotel A Retail, Dining, Entertainment B Theme Park C Meliá Hotels D B C D A PG. 12 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Punta Cana Site Plan 1 2 3 5 1 3 4 2 4 Expedition Golf Katmandu Village Market Katmandu Park Entry Falcon's Resort by Meliá 5 Ride Queue Prop "Aquabike" Conceptual Illustration of park entrance PG. 13 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Conceptual renderings of Katmandu characters • Focuses on expansion, execution, and monetization of proprietary and partnered brands: » Entertainment Content Licensing » Consumer Products » Brand Licensing Fees • Proprietary Brands: Katmandu, Cadim and the Monster Wave, and VQuarium • 3rd Party Brand Partnerships: BRON Studios, Moonbug Entertainment, brands featured on PBS Kids, Epic Story Media, and in discussions with others Featured on PBS Kids Simple revenue model: • Falcon’s Beyond Brands expects to gain additional scale through its proprietary IP development, partnerships, and the growth within Falcon’s Creative and Falcon’s Destinations • Receive brand and merchandising fees, monetizing brands through media, experiences, and consumer products PG. 14 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Partnership Spotlight • Partnership to co - develop and co - produce multiple worldwide entertainment properties into feature films, episodic series, video games, and more » Falcon’s will leverage its brand expander strategy to pursue location - based and immersive experiences tied to its upcoming slate of digital properties » BRON Studios will leverage its extensive production pipeline and network of award - winning talent to create episodic series and feature films based on Falcon’s story - based brands • Partnership involves expanding Moonbug's popular digital children's brands of CoComelon and Blippi by designing and deploying new immersive experiences based on these brands » These brands are planned to be featured as a part of Falcon’s Central, as well as in our branded Kid's Camps, currently under development and set to launch in collaboration with Meliá » Partnership includes development of exclusive, co - branded merchandise featuring CoComelon and Blippi PG. 15 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Falcon's BEYOND

Segment EBITDA Contribution

	2024E EBITDA Contribution	Long-term Target
Falcon's Creative Group	~50%	~33%
Falcon's Beyond Destinations	~50%	~33%
Falcon's Beyond Brands	–[1]	~33%

(1) Falcon's Beyond Brands is expected to contribute nominal EBITDA in 2024 but was not underwritten in transaction given its early-stage nature.

© 2022 Falcon's Beyond Global, LLC. All Rights Reserved.

PG. 16

Projected Buildout Cash Flow Bridge ($ in Millions) Use of cash from transaction and future operations to fund expansion of high - ROI Falcon’s Destinations locations through 2024 Source: Management provided materials. Note: These projections assume no public SPAC shareholders redeem in connection with the Business Combination. (1) Contemplates secured leverage of 40% – 45% loan - to - cost at the property level. SPAC Cash in Trust Private Placement Estimated Transaction Falcon's Beyond Secured Term Debt of Anticipated Falcon's Cash Falcon's Beyond Additional Expansion Proceeds Expenses Destinations – JV Falcon's Central (1) Flow from Operations Destinations – Falcon's Capital and Working Capital Contributions (1) Central CapEx $222 +$60 ($45) ($161) +$96 +$110 ($217) $63 PG. 17 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

All references to the “company,” “we,” “us,” or “our” refer to the business of Falcon’s Beyond Global, LLC. The risks listed below are certain of the general risks related to the business of the company, FAST Acquisition Corp. II (“FAST II”), and the proposed transactions between the company and FAST II, and this list is not exhaustive. The list below has been prepared solely for the purpose of inclusion in this presentation and not for any other purpose. Risks relating to the business of the company, the proposed business combination and FAST II will be disclosed in future documents filed or furnished by the company, FAST II or the combined company, to be renamed Falcon's Beyond Global, Inc. at the closing of the business combination (“Pubco”) with the United States Securities and Exchange Commission (the “SEC”), including the documents filed or furnished in connection with the proposed transactions between the company, Pubco and FAST II. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of the company, Pubco and FAST II and the proposed transactions between the company, Pubco and FAST II, and may differ significantly from, and be more extensive than, those presented below. Business and Business Development Risks:  We may not be able to sustain our growth, effectively manage our anticipated future growth, implement our business strategies or achieve the anticipated results.  Our resort and theme park development, acquisition, expansion, repositioning and rebranding projects will be subject to timing, budgeting and other risks (including shortages or increased costs of skilled labor and/ or materials, lender financial defaults, or so - called “Acts of God” such as earthquakes, hurricanes, floods, or fires), which could have a material adverse effect on us.  The ongoing need for capital expenditures at our resorts and theme parks could have a material adverse effect on us, including our financial condition, liquidity and results of operations.  The significance of our operations and partnerships outside of the United States makes us susceptible to the risks of doing business internationally, which could lower our revenues, increase our costs, reduce our profits, disrupt our business, or damage our reputation .  Our dependence on development activities exposes us to project cost and completion risks .  Damage to our reputation or brands may negatively impact our company .  We currently have substantial debt outstanding and may incur additional debt in the future. The principal, premium, if any, and interest payment obligations of such debt may restrict our future operations and impair our ability to invest in our business.  The adverse impact of COVID - 19 on our business will continue for an unknown length of time and may continue to impact certain of our key sources of revenue.  Our ability to enter into licensing arrangements and otherwise execute on our business model is dependent on the quality of our services, and our failure to offer high quality services could have a material adverse effect on its sales and results of operations.  We have identified material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses or if management identifies additional material weaknesses in the future or otherwise fail to maintain effective internal controls over financial reporting, we may not be able to accurately or timely report our financial position or results of operations, which may adversely effect our business and stock price or cause our access to the capital markets to be impaired. Risks Related to our Joint Ventures:  If we are not able to satisfy the requirements imposed by our joint venture partners or have disagreements with our joint venture partners, our relationships with these partners could deteriorate, which could have a material adverse effect on us.  We have entered into, and expect to continue to enter into, joint venture, strategic collaboration, teaming and other business arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have a material adverse effect on our business and results of operations.  Our business model relies significantly on our joint venture with Meliá. In particular, we rely on their financial condition and their operational expertise, management services, infrastructure, local knowledge and corporate priorities in our current and planned markets. Our participation in the Meliá joint venture also exposes to liability and reputational harm resulting from improper actions of Meliá.  Our partnership or joint venture investments could be adversely affected by our lack of sole decision - making authority.  We currently generate significant revenue from our joint venture with Meliá and the loss or decline in such revenue could harm our business, results of operations and financial condition. Operational Risks and Risks Related to Our Industries:  A variety of uncontrollable events may reduce demand for or consumption of our products and services, impair our ability to provide our products and services or increase the cost or reduce the profitability of providing our products and services.  We compete for discretionary spending and discretionary free time with many other entertainment and resort alternatives, many of which have substantially more resources, and we may not be able to successfully compete.  Increased competitive pressures may reduce our revenues or increase our costs.  Misalignment with public and consumer tastes and preferences for entertainment, travel and consumer products could negatively impact demand for our entertainment offerings and products and adversely affect the profitability of any of our business.  Increased costs of labor and employee health and welfare benefits may impact our results of operations.  If we are unable to hire, retain, train, and motivate qualified personnel and senior management and deploy our personnel and resources to meet customer demand around the world, our business could suffer.  The loss of key personnel or talent could disrupt our business and adversely affect our revenue.  The operating season at some of our theme parks is of limited duration, which can magnify the impact of adverse conditions or events occurring within that operating season.  The seasonality of certain of our businesses could exacerbate negative impacts on our operations.  Risks relating to natural or manmade disasters, contagious diseases, violence, or war may reduce the demand for lodging or entertainment, which could adversely affect our revenues.  Given the beachfront locations of our resorts and theme parks, we are particularly vulnerable to natural disasters, such as hurricanes, tsunamis, earthquakes and volcanic eruptions, some of which may increase in frequency and severity as a result of climate change and adversely affect our business.  Failures in, material damage to, or interruptions in our information technology systems, software or websites and difficulties in updating our systems or software or implementing new systems or software could adversely affect our business or operations.  Failure to keep pace with developments in technology could adversely affect our operations or competitive position.  Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.  Cyber - attacks could have a disruptive effect on our business. Risks Related to Changing Economic Conditions:  General economic conditions, including economic downturns and other global, national, and regional conditions, may have an adverse impact on the leisure industry and our business, financial condition or results of operations.  Many of our guests rely on a combination of scheduled commercial airline services and tour operator services for passenger connections, and price increases or service changes by airlines or tour operators could have a material adverse effect on us, including reducing our occupancy rates and revenue and, therefore, our liquidity and results of operations.  Exchange rate fluctuations could result in significant foreign currency gains and losses and may adversely affect our business and operating results and financial conditions. SUMMARY RISK FACTORS PG. 18 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

SUMMARY RISK FACTORS Risks Related to Our Intellectual Property:  Theft of our content, including digital copyright theft and other unauthorized exhibitions of our content, may decrease revenue received from our programming and adversely affect our business and profitability.  Our intellectual property rights are valuable, and any inability or material increase in the cost to protect them could adversely affect our business.  Third parties may allege that our products or services infringe their patents and other intellectual property rights, which could result in the payment of royalties that negatively affect our profits, subject us to costly and time - consuming litigation, or cause us to lose the ability to provide the related products or services . Risks Related to Regulatory, Legal and Compliance Matters:  Changes in regulations applicable to our business may impair the profitability of our business, and our failure to comply with applicable laws and regulations may increase our costs, reduce our earnings or limit our growth.  Our operations outside the United States may be adversely affected by the operation of laws in those jurisdictions.  Data privacy regulations and the costs to comply with such regulations could adversely impact our business.  We could be exposed to liabilities under the FCPA and other anti - corruption laws and regulations, including non - U.S. laws, any of which could have a material adverse impact on us.  Due to our classification as a partnership for U.S. income tax purposes, FAST II will be required to pay income taxes on its allocable share of any net taxable income of the company. Since FAST II is a holding company and its only material asset after completion of this offering will be its interest in us, it will generally be dependent upon distributions from us to pay taxes, make payments under the tax receivable agreement and pay dividends.  Under the tax receivable agreement, FAST II will be required to pay pre - IPO owners for most of the benefits relating to any additional tax depreciation or amortization deductions that FAST II may claim as a result of FAST II’s allocable share of anticipated tax basis adjustments FAST II receives in connection with sales or exchanges of units in the combined company after the business combination.  In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits FAST II realizes in respect of the tax attributes subject to the tax receivable agreement.  Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law, loss of tax incentives, or adverse determinations by tax authorities could increase our tax burden or otherwise adversely affect our financial condition or results of operations.  The acceleration of payments under the tax receivable agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of Pubco’s Class A common stock.  United States or foreign environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.  Our insurance may not be adequate to cover our potential losses, liabilities and damages, the cost of insurance may continue to increase materially, including as a result of natural disasters, some of which may be related to climate change, and we may not be able to secure insurance to cover all of our risks, all of which could have a material adverse effect on us.  Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could adversely affect our financial condition or results of operations.  There is a risk of accidents occurring at our resorts and theme parks or competing theme parks, which may reduce attendance and negatively impact our operations. Risks Related to the Preferred Stock:  There is no guarantee that non - redeeming public shareholders receiving the preferred stock will be in a better future economic position.  The preferred stock of Pubco will be equity and will be subordinate to Pubco’s existing and future indebtedness.  The preferred stock of Pubco received in the exchange may be junior to other preferred stock Pubco may issue in the future.  The preferred stock of Pubco is perpetual in nature.  The preferred stock of Pubco may not be liquid.  The preferred stock of Pubco will rank junior to all of Pubco’s and its subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding - up.  The market price of the preferred stock of Pubco will be directly affected by the market price of Pubco Common Stock, which may be volatile.  Holders of the preferred stock of Pubco may be unable to use the dividends - received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” Risks Related to FAST II and the Business Combination:  The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of Pubco’s capital stock.  Stockholders will experience dilution as a consequence of the Business Combination.  Anti - takeover provisions in Pubco’s governing documents following the Business Combination and under Delaware law could impair a takeover attempt, limit attempts by its stockholders to replace or remove its management and limit the market price of its common stock.  We do not anticipate that Pubco will pay any cash dividends in the foreseeable future.  Future sales of shares of Pubco’s capital stock may depress its stock price.  FAST II’s directors and officers may have interests in the Business Combination different from the interests of FAST II’s stockholders, which may include direct or indirect ownership of one or more series of FAST II common stock and/or private placement warrants, each of which will lose their entire value if a Business Consummation is not consummated.  Pubco’s proposed amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes.  If securities or industry analysts do not publish or cease publishing research or reports about Pubco, its business, or its market, or if they change their recommendations regarding Pubco’s capital stock adversely, then the price and trading volume of Pubco’s capital stock could decline.  FAST II has incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.  FAST II is an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and it intends to take advantage of certain exemptions from disclosure requirements available to emerging growth companies and/or smaller reporting companies, which could make its common stock less attractive to investors and may make it more difficult to compare performance with other public companies. In addition to the summary discussion, you should carefully consider the risks and uncertainties described in FAST II’s filings with the SEC, including in the “Risk Factors” section of FAST II’s final prospectus, dated March 15, 2021, included in the registration statement on Form S - 1 (registration No 333 - 253661). PG. 19 © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved.

Falconsbeyond.com Global Headquarters: Orlando, FL USA © 2022 Falcon’s Beyond Global, LLC. All Rights Reserved. Concept art subject to change. Keil Decker - Managing Director D: 646 - 677 - 1854 C: 917 - 226 - 2241 keil.decker@icrinc.com Contact Info: